Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Facebook, Inc.

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs
•	Employees’ Retirement System of Rhode Island
•	Sisters of the Holy Names of Jesus and Mary

Address of person relying on exemption:

•	Illinois State Treasurer Michael Frerichs, James R. Thompson Center – 100 W. Randolph (15-600), Chicago IL 60601
•	Employees’ Retirement System of Rhode Island - Office of Rhode Island General Treasurer Seth Magaziner, Rhode Island State House, 82 Smith St. #102, Providence, RI 02903
•	Sisters of the Holy Names of Jesus and Mary, U.S.-Ontario Province - 17590 Gleason DR, Lake Oswego, OR 97034.

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 13, 2021

Dear Facebook, Inc. Shareholders,

We are writing to urge Facebook, Inc. (FB) shareholders to VOTE FOR Proposal Five on the Company’s 2021 proxy, a proposal which recommends the Board of Directors adopt an independent board chair structure, at Facebook’s Annual Meeting on May 26, 2021.

The Proposal, which has been submitted by the Treasurers of Illinois, Pennsylvania, Rhode Island, Vermont, the Sisters of the Holy Names, and other co-filers, is based on principles of sound corporate governance and the challenging circumstances that the company currently faces. Currently Mark Zuckerberg holds the position of Chairman of the board and CEO. Facebook needs an independent board chair to act as a fiduciary on behalf of long-term investors in the boardroom.

1.	Only one of Facebook’s nine board members is completely independent.
2.	An independent board chair is best governance practice.
3.	Ongoing controversies signal a need for a leadership change.

Our proposal is not intended as a referendum on Mark Zuckerberg’s leadership as CEO or fitness as a director, but solely on his continued service as board chair. Last year, this same request received the support of 64% of non-insider votes.

1. Facebook Has Only One Completely Independent Board Member

Facebook’s board has nine members. Two are executives, CEO Zuckerberg and COO Sheryl Sandberg, and are not independent. The lead director Mr. Robert Kimmett has a professional relationship with the company. Five other board members have relationships with Mr. Zuckerberg and/or a history, which casts doubt for investors about their objectivity in the boardroom:

Peggy Alford

Prior to joining Facebook’s board, Ms. Alford was CFO and Head of Operations for the Chan Zuckerberg Initiative, a philanthropic initiative funded by Mr. Zuckerberg, from September 2017 to February 2019. Under numerous standards, including that of the Council of Institutional Investors, an individual is not independent if the person “is, or in the past five years has been, or whose relative is, or in the past five years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization.” Ms. Alford also serves as an executive of a Company that has business ties to Facebook.

Marc Andreessen

Mr. Andreessen has received low voter support from outside shareholders. In addition, Mr. Andreessen has a history of prioritizing Mr. Zuckerberg’s interests over those of shareholders. In 2016, although he was a member of the special committee tasked with reviewing Mr. Zuckerberg's plan to sell off his Class-B shares while still maintaining his majority voting power at Facebook, Mr. Andreessen coached Mr. Zuckerberg through the negotiation process. Text messages revealed in a lawsuit “show that Andreessen and Zuckerberg kept a constant, behind the scenes dialogue going while the negotiations took place.”1 One media story described Mr. Andreessen’s “main job [as a Facebook director was] to ensure that Mark can do whatever he wants, to provide a layer of insulation between Zuckerberg and shareholders.”2 Mr. Andreessen also serves as an executive of a Company that has business ties to Facebook.

Andrew Houston

Mr. Houston, the Chairman and CEO of Dropbox, was appointed to the board in February 2020 and has been described in the press as “a friend” of Mark Zuckerberg and “have been close for eight years.” This reporting also indicates that Mr. Houston considers Mr. Zuckerberg a mentor.3 Mr. Houston also serves as an executive of a Company that has business ties to Facebook.

Peter Thiel

Mr. Thiel is the longest serving director, with 16 years at the Company. The length of his tenure deems him a Company insider. In addition, Mr. Thiel was one of the early investors in Facebook and by all accounts, is a friend and mentor to Mark Zuckerberg.4 Pending litigation alleges that Mr. Theil “got off easy” in Facebook’s negotiations with the Federal Trade Commission over privacy violations.5 The lawsuit asserts that the board “failed to ensure a fair process or a fair allocation of punishment between Zuckerberg and the Company.”6

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1 https://www.businessinsider.com/mark-zuckerberg-marc-andreessen-text-message-stock-reclassification-lawsuit-2016-12

2 http://blogs.reuters.com/felix-salmon/2012/04/26/the-problem-with-marc-andreessen/

3 https://techcrunch.com/2020/02/03/drew-houston-facebook-board/; https://www.businessinsider.com/dropbox-ceo-drew-houston-turns-to-facebook-ceo-mark-zuckerberg-for-advice-2015-6; https://www.businessinsider.com/dropbox-ceo-drew-houston-joins-facebook-board-directors-2020-2 and https://www.nytimes.com/2018/03/10/technology/dropbox-chief-poster-child-tech-founder-making-it-big.html

4 https://slate.com/technology/2016/05/mark-zuckerberg-needs-to-dump-peter-thiel-from-the-facebook-board-of-directors-he-wont.html

5 https://news.bloomberglaw.com/mergers-and-antitrust/facebooks-5-billion-fine-let-zuckerberg-off-hook-suit-says

6 https://www.bloomberglaw.com/public/desktop/document/EmployeesRetirementSystemofRhodeIslandvFacebookIncDocketNo2020008?1583861432

Tracey Travis

Like several of Facebook’s directors, Ms. Travis also serves as an executive at a Company that has business ties to Facebook.

This largely insider block of directors, which sides consistently with management, creates an effective and powerful counterforce to what we know is required for a board to function in the interests of all shareholders.

We believe investors should be skeptical of the board’s ability to provide the meaningful independent oversight and accountability on behalf of all shareholders.

2. An Independent Board Chair is Best Governance Practice.

A majority of directors on boards with a joint CEO-Chair report being more likely to have difficulty voicing dissent (57%).7 When the chair and CEO are the same person, there is a greater risk that material issues will not be raised or debated.

As the Council of Institutional Investors reports, a CEO who also serves as the chair may exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.8

Research and experience have taught investors that substantial prior and ongoing relationships with a controlling shareholder compromise the objectivity of nominally independent directors. And research shows that powerful controlling shareholders, as in the case of Facebook, can exert pressure through the prospect of future rewards.9

These ameliorative effects are important and only achievable with an independent board chair. But they are even more necessary in a situation where two-thirds of the board is aligned with management.

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7 http://www.shareholderforum.com/access/Library/20191001_PwC.pdf

8 https://www.cii.org/independent_board

9 https://corpgov.law.harvard.edu/2019/03/13/beyond-beholden/

3. Ongoing Controversies Signal a Need for a Leadership Change.

Facebook is rife with controversies that have adversely impacted investors. These recent controversies come after a long list of problems in the recent past: data breaches, privacy incidents, Cambridge Analytica, third-party election interference, and anti-trust accusations. Recently we have witnessed:

•	Escalating Investigations. In December 2020, the Federal Trade Commission and 46 states sued Facebook over antitrust concerns.[10] Skepticism of Facebook’s business practices is a bipartisan issue with former President Trump and President Biden both questioning the Company’s power and influence, among other prominent lawmakers.[11]
•	Weakening Reputation. In May 2020, a group led by a former investigative reporter filed a whistleblower report to the SEC accusing Facebook of turning a blind eye to illegal opioid sales posted on its site.[12] In July 2020, civil rights group ran a successful advertising boycott of Facebook, named #StopHateForProfit in response to the Company’s handling of hate speech and misinformation. More than 1,000 advertisers publicly joined the effort.[13] In October 2019, Facebook fell out of the top 10 in Interbrand’s annual Best Global Brands report, dropping to 14th place from ninth as the estimated value of its brand declined 12% to $39.9 billion.”[14] It has remained outside the top 10 list.[15] Furthermore, in December 2019, Facebook fell out of the top companies rated as the “best place to work” and has remained off the list.[16] In March 2020, The Verge reported “60% of people say that Facebook’s impact on society is neutral or negative, far worse than Apple, Google, Amazon, Microsoft, Netflix, or YouTube.”[17] It also found that 72% of Americans believe that Facebook has too much power. Finally, it concluded that Facebook is the least trusted company with user’s information, as only 41% of respondents indicated trust in the company.

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10 https://www.ftc.gov/news-events/press-releases/2020/12/ftc-sues-facebook-illegal-monopolization

https://www.nytimes.com/2020/12/09/technology/facebook-antitrust-monopoly.html

11 https://www.nytimes.com/2020/12/09/technology/facebook-antitrust-monopoly.html.

https://www.nytimes.com/interactive/2020/01/16/opinion/pete-buttigieg-nytimes-interview.html. See also, Senator Michael Bennett in https://www.vox.com/recode/2020/2/24/21147428/facebook-2020-elections-misinformation-senator-michael-bennet-letter-zuckerberg; Facebook's rising Democrat problem Axios, https://www.axios.com/facebook-2020-problem-democrats-f699c93e-1984-47d1-9db0-edd50ed6de87.html; Democrats are fed up with Facebook Vox https://www.vox.com/recode/2020/1/30/21115324/facebook-democrats-political-ads-mark-zuckerberg-joe-biden; Facebook’s Relationship With Democrats Hits a Low Point The Wall Street Journal https://www.wsj.com/articles/facebooks-relationship-with-democrats-hits-a-low-point-11580380202; George Soros https://www.nytimes.com/2020/01/31/opinion/soros-facebook-zuckerberg.html

“I repeat and reaffirm my accusation against Facebook under the leadership of Mr. Zuckerberg and Ms. Sandberg. They follow only one guiding principle: maximize profits irrespective of the consequences. One way or another, they should not be left in control of Facebook.”

12 https://www.washingtonpost.com/technology/2020/05/27/facebook-sec-whistleblower/

13 https://www.nytimes.com/2020/08/01/business/media/facebook-boycott.html

14 https://www.wsj.com/articles/amazon-surges-and-facebook-falls-again-in-report-on-brand-value-11571266801

15 https://interbrand.com/best-global-brands/

16 https://www.bloomberg.com/news/articles/2019-12-11/big-tech-companies-slide-in-annual-best-places-to-work-survey

https://www.glassdoor.com/employers/blog/best-places-to-work-2021/

17 https://www.theverge.com/2020/3/2/21144680/verge-tech-survey-2020-trust-privacy-security-facebook-amazon-google-apple

•	Apple Takes Issue. In April 2021, the iPhone-maker announced its new operating software will require app developers explicitly ask for permission to track users’ behavior. This move threatens Facebook’s business model, which relies on tracking users for the benefit of advertisers.[18]

Conclusion

Facebook has been shaken by years of controversy regarding its impacts on society, political systems, and how it treats its users. During that time, we have seen the limitations of a combined chair-CEO role. Without the guidance, oversight, and accountability of an independent board chair, we believe that Facebook is not best-positioned to meet the Company’s core business objectives and responsibilities to society. The Facebook board, shareholders, users, employees, and managers require the robust leadership that can only be provided with a genuinely independent board chair.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Illinois State Treasurer, Vermont State Treasurer, Rhode Island State Treasurer, Pennsylvania State Treasurer, the Sisters of the Holy Names or the other co-filers of the proposal. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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18 https://www.cnet.com/news/apples-privacy-battle-with-facebook-just-became-all-out-war/